UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FOSSIL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19848	75-2018505
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

901 S. Central Expressway
Richardson,	Texas	75080
(Address of principal executive offices)		(Zip Code)

Stephen Shelton, Vice President – Chief Audit and Compliance Officer: (972) 699-6805
(Name and number, including area code, of the person to contact in connection with this report.)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period in which the information in this form applies:

ý Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Fossil Group, Inc. (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available at the Company’s website at http://www.fossilgroup.com/responsibility/conflict-minerals/. The Company has also established a Conflict Minerals Policy, which is publicly available at http://www.fossilgroup.com/responsibility/conflict-minerals/.

Item 1.02 Exhibit

A copy of Fossil Group, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to the Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fossil Group, Inc.
(Registrant)

By:	/s/ Sunil M. Doshi	May 24, 2021
Sunil M. Doshi
Senior Vice President, Chief Financial Officer
and Treasurer